SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                            ___________________

                              SCHEDULE 13D/A
                              (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)

                             (AMENDMENT NO. 3)


                               MAPICS, INC.
 ------------------------------------------------------------------------
                             (Name of Issuer)


             SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 564910107
 ------------------------------------------------------------------------
                              (CUSIP NUMBER)


                             FIR TREE PARTNERS
                             535 FIFTH AVENUE
                                31ST FLOOR
                         NEW YORK, NEW YORK  10017
                         TEL. NO.: (212) 599-0090
 ------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                             Eliot D. Raffkind
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                             JANUARY 20, 2000
 ------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box  /   /.

CUSIP No. 564910107          13D/A

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fir Tree, Inc. d/b/a Fir Tree Partners - 13-3466655

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) /    /
      GROUP*                                            (b) /    /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      AF, WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS   /    /
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

       NUMBER            7     SOLE VOTING POWER          1,682,700
         OF
       SHARES            8     SHARED VOTING POWER                0
    BENEFICIALLY
      OWNED BY           9     SOLE DISPOSITIVE POWER     1,682,700
        EACH
     REPORTING          10     SHARED DISPOSITIVE POWER           0
    PERSON WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,682,700

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
      EXCLUDES CERTAIN SHARES*

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%

 14   TYPE OF REPORTING PERSON*

      CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $0.01 per share (the "Common Stock") of Mapics, Inc. (the "Issuer"), as filed on February 8, 1999, and amended from time to time (the "Statement"). The Statement is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of March 17, 2000, Fir Tree Partners had invested (i)
$10,719,276 in shares of Common Stock through Fir Tree Value Fund, (ii) $3,958,494 in shares of Common Stock through Fir Tree Institutional and
(iii) $1,446,803 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer, other shareholders and/or third parties regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals that would result in or relate to any matters listed in subparagraphs (a) - (j) of
Item 4 of the Special Instructions for Complying With Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of March 17, 2000, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 1,682,700 shares of Common Stock of the Issuer or 9.6% of the shares outstanding. The 1,682,700 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on March 17, 2000, is based on 17,586,611 outstanding shares of Common Stock as of December 1, 1999, as reported in the Issuer's Annual Report on Form 10-K405 for the fiscal year ended December 31, 1999.

     (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c) The transactions in the Issuer's securities by Fir Tree Partners for the prior 60 days are as follows:

  TRANSACTION        BUY/         QUANTITY  PRICE PER
     DATE            SELL         (SHARES)  SHARE ($)
     ----            ----         --------  ---------

   1/12/2000         Sell             2,500    15.1250
   1/19/2000         Sell            25,000    15.2250
   1/20/2000         Sell            25,000    15.9375
   1/20/2000         Sell            25,000    15.8750
   2/10/2000         Sell           200,000    16.0625
   3/1/2000          Sell            35,000    15.8750
   3/3/2000          Sell            45,000    16.5000
   3/3/2000          Sell            25,000    16.6000
   3/6/2000          Sell               100    16.9688
   3/8/2000          Sell            10,400    17.1478
   3/8/2000          Sell            36,000    16.8993
   3/9/2000          Sell             2,500    17.3750
   3/10/2000         Sell            25,000    17.5000

     (d)  Not Applicable.

     (e)  Not Applicable.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 17, 2000            Fir Tree, Inc. d/b/a Fir Tree
                                 Partners


                                 By:  /S/ JEFFREY TANNENBAUM
                                      -----------------------------
                                      Jeffrey Tannenbaum,
                                      President


                                 /S/ JEFFREY TANNENBAUM
                                 ----------------------------------
                                 Jeffrey Tannenbaum